NETCO ENERGY INC.

1100 – 609 West Hastings Street

Vancouver, BC, Canada V6B 4W4

Tel: 604-331-3376 Fax: 604-688-4712

Netco Energy Inc. Enters Into $2.85 Million Asset Sale Agreement

VANCOUVER, September 20, 2005 – Netco Energy Inc. (“Netco”) (TSXV: NEI) announces that it has reached an arm’s length agreement to sell its Jumpbush/Majorville area oil and gas assets producing approximately 95 barrels of oil equivalent per day, before royalties, to Endev Energy Inc. for Cdn $2.85 million. The sale represents approximately 60% of Netco’s existing production. The transaction is subject to shareholder and regulatory approval. No finder’s fee is payable in connection with this transaction.

Netco will use the proceeds of the transaction to fund Netco’s oil and gas exploration programs and for general working capital.

For further information, please contact Gordon Nielsen at (604) 331-3376 and/or visit the company website at www.NetcoEnergy.com.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

Certain statements including future drilling programs, costs associated therewith, potential production and other information included herein constitute "forward looking statements" within the meaning of applicable laws or regulatory policies. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements described herein to be materially different from any future results or achievements expressed or implied by such forward looking statements. In particular, estimating reserves involves inherent engineering uncertainties as well as inherent uncertainties about the future fluctuations in the price of gas, which can cause estimates of economic reserves to be revised upwards or downwards. Other factors affecting forward looking statements include, among others, the inherent uncertainties associated with oil and gas exploration; legislative, environmental, judicial, regulatory, political and competitive developments in areas in which Netco Energy operates; and technological, mechanical and operational difficulties encountered in connection with Netco Energy's activities. You should refer to the risk disclosures set out in our annual report and other disclosure documents filed from time to time with the TSX Venture Exchange, the United States Securities and Exchange Commission and other regulatory authorities.